Delisting Determination, The Nasdaq Stock Market, LLC,
July 1, 2020, Extraction Oil & Gas, Inc. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of Extraction Oil & Gas, Inc. (the Company), effective at the opening of the trading session on July 13, 2020.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing
Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on June 16, 2020. The Company did not appeal the Staff determination to the Hearings Panel. The Listing Council did not call the matter for review. The Staff determination to delist the Company common stock became final on June 25, 2020.